Filed pursuant to Rule 433

Registration Statement No. 333-154801

October 30, 2008

FINAL TERM SHEET

October 30, 2008

7.750% Senior Notes due November 1, 2013
Issuer:	The Estée Lauder Companies Inc.
Security:	7.750% Senior Notes due November 1, 2013
Size:	$300,000,000
Maturity Date:	November 1, 2013
Coupon:	7.750%
Interest Payment Dates:	November 1 and May 1, commencing May 1, 2009
Price to Public:	99.932%
Benchmark Treasury:	3.125% due September 30, 2013
Benchmark Treasury Yield:	2.767%
Spread to Benchmark Treasury:	+ 500 bp
Yield:	7.767%
Make-Whole Call:	T + 50 bp
Expected Settlement Date:	November 4, 2008
CUSIP:	29736RAD2
Anticipated Ratings:	A2 by Moody’s Investors Service, Inc. A by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	J.P. Morgan Securities Inc. Banc of America Securities LLC

	Pro Forma as adjusted (1)
	Three Months Ended September 30, 2008	Year Ended June 30, 2008

Ratio of Earnings to Fixed Charges (1) Adjusted for $300 million of senior notes outstanding at a cost of 7.750% per annum and the application of the net proceeds from the offering for the applicable period.	2.94	5.82

The Estée Lauder Companies Inc. has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, The Estée Lauder Companies Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 212-834-4533 or by calling Banc of America Securities LLC toll free at 1-800-294-1322.  This final term sheet supplements, and should be read in conjunction with, The Estée Lauder Companies Inc. preliminary prospectus supplement dated October 30, 2008 and accompanying prospectus dated October 29, 2008 and the documents incorporated by reference therein.